Exhibit 99.2

Auditor’s Report On Quarterly Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

Board of Directors of

Dr. Reddy’s Laboratories Limited,

1.

We have audited the accompanying statement of quarterly standalone financial results of Dr. Reddy’s Laboratories Limited (‘the Company’) for the quarter ended March 31, 2017 and for the year ended March 31, 2017, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. The quarterly standalone financial results are the derived figures between the audited figures in respect of the year ended March 31, 2017 and the published year-to-date figures up to December 31, 2016, being the date of the end of the third quarter of the current financial year, which were subject to limited review. The standalone financial results for the quarter ended March 31, 2017 and year ended March 31, 2017 have been prepared on the basis of the standalone financial results for the nine-month period ended December 31, 2016, the audited annual standalone Ind AS financial statements as at and for the year ended March 31, 2017, and the relevant requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, which are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. Our responsibility is to express an opinion on these standalone financial results based on our review of the standalone financial results for the nine-month period ended December 31, 2016 which was prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, specified under Section 133 of the Companies Act 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India; our audit of the annual standalone Ind AS financial statements as at and for the year ended March 31, 2017; and the relevant requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

2.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, these quarterly standalone financial results as well as the year to date results:

i.

are presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, in this regard; and

ii.	give a true and fair view of the net profit and other financial information for the quarter ended March 31, 2017 and for the year ended March 31, 2017.

4.

The comparative financial information of the Company for the quarter and year ended March 31, 2016 prepared in accordance with Ind AS, included in these standalone financial results, have been audited by the predecessor auditor who had audited the standalone Ind AS financial statements for the relevant periods. The report of the predecessor auditor on the comparative financial information dated May 12, 2017 expressed an unmodified opinion.

5.

Further, read with paragraph 1 above, we report that the figures for the quarter ended March 31, 2017 represent the derived figures between the audited figures in respect of the financial year ended March 31, 2017 and the published year-to-date figures up to December 31, 2016, being the date of the end of the third quarter of the current financial year, which were subjected to a limited review as stated in paragraph 1 above, as required under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per Kaustav Ghose

Partner

Membership No.: 57828

Place: Hyderabad

Date: May 12, 2017

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED

31 MARCH 2017

All amounts in Indian Rupees millions

Sl. No.	Particulars	Quarter ended			Year ended
		31.03.2017	31.12.2016	31.03.2016	31.03.2017	31.03.2016
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations (inclusive of excise duty)	22,860	25,442	21,658	95,868	100,060
	b) License fees and service income	174	149	2,021	413	2,288
	c) Other operating income	567	94	106	917	571
	Total Revenue from operations (inclusive of excise duty)	23,601	25,685	23,785	97,198	102,919
2	Other Income	595	890	1,270	5,912	3,249
	Total income (1+2)	24,196	26,575	25,055	103,110	106,168
3	Expenses
	a) Cost of materials consumed	3,830	4,506	5,118	18,176	20,727
	b) Purchase of traded goods	1,686	1,619	1,267	6,715	6,104
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	1,691	(338)	461	19	(288)
	d) Employee benefits expense	3,723	4,824	4,322	18,033	16,934
	e) Selling expenses	2,388	2,440	1,558	9,985	9,275
	f) Depreciation and amortisation	1,896	1,837	1,811	7,351	6,495
	g) Finance costs	158	165	146	572	641
	h) Other expenditure	7,190	6,228	11,020	26,814	29,514
	Total expenses	22,562	21,281	25,703	87,665	89,402
4	Profit before tax (1 + 2 - 3)	1,634	5,294	(648)	15,445	16,766
5	Tax expense
	a) Current tax	(774)	1,033	619	1,826	4,182
	b) Deferred tax	178	(127)	(881)	(222)	(1,159)
6	Net profit for the period / year (4 - 5)	2,230	4,388	(386)	13,841	13,743
7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	(38)	—	(186)	(31)	(191)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	15	—	63	15	63
	b) (i) Items that will be reclassified to profit or loss	717	(104)	(150)	475	(184)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(47)	13	53	(51)	23
	Total other comprehensive income	647	(91)	(220)	408	(289)
8	Total Comprehensive income (6 + 7)	2,877	4,297	(606)	14,249	13,454
9	Paid-up equity share capital (face value Rs. 5/- each)	829	829	853	829	853
10	Other Equity				115,177	119,931
11	Earnings per equity share (face value Rs. 5/- each)
	- Basic	13.46	26.49	(2.26)	83.05	80.59
	- Diluted	13.44	26.44	(2.26)	82.88	80.34
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

Segment Information		All amounts in Indian Rupees millions
Sl. No.	Particulars	Quarter ended			Year ended
		31.03.2017	31.12.2016	31.03.2016	31.03.2017	31.03.2016
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue (inclusive of excise duty):
	a) Pharmaceutical Services and Active Ingredients	5,786	5,551	6,254	22,564	23,096
	b) Global Generics	18,814	21,615	19,016	80,277	85,131
	c) Proprietary Products	417	—	—	417	1
	Total	25,017	27,166	25,270	103,258	108,228
	Less: Inter segment revenue	1,422	1,481	1,485	6,066	5,309
	Add: Other unallocable income	6	—	—	6	—
	Total revenue from operations	23,601	25,685	23,785	97,198	102,919
2	Segment results:
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(598)	145	(1,041)	(1,446)	(1,324)
	b) Global Generics	1,795	6,979	1,666	17,817	23,081
	c) Proprietary Products	(679)	(824)	(917)	(3,124)	(2,975)
	Total	518	6,300	(292)	13,247	18,782
	Less: (i) Finance costs	158	165	146	572	641
	(ii) Other un-allocable expenditure / (income), net	(1,274)	841	210	(2,770)	1,375
	Total profit before tax	1,634	5,294	(648)	15,445	16,766

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1

The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2	Reconciliation between financial results as previously reported under Previous GAAP and Ind AS for the quarter and year ended 31 March 2016

Particulars	Quarter ended 31.03.2016	Year ended 31.03.2016
Net profit under previous GAAP	(57)	13,545
Impact on account of measuring investments at fair value through profit and loss	51	799
Recognition of intangible assets not eligible for recognition under Previous GAAP	—	5
Reversal of goodwill amortised under Previous GAAP	3	13
Difference in measurement of employee share based payments	(6)	(16)
Difference in measurement of employee benefits	183	183
Impact on current and deferred taxes	(557)	(768)
Others	(3)	(18)

Net profit under Ind AS	(386)	13,743

3. Reconciliation of equity as on 31 March 2016 as previously reported under Previous GAAP to Ind AS

Particulars	As on 31.03.2016
Equity reported under Previous GAAP as on 31 March 2016		115,201
Adjustments:
Derecognition of provision for proposed dividend	4,101
Impact on account of measuring investments at fair value	1,218
Recognition of intangible assets not eligible for recognition under Previous GAAP	102
Impact on current and deferred taxes	(646)
Impact on account of expected credit loss on trade receivables	(40)
Others	(5)
		4,730

Equity reported under Ind AS as on 31 March 2016		119,931

4. Statement of Assets and Liabilities

All amounts in Indian Rupees millions

Particulars	As at	As at
	31.03.2017	31.03.2016
	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	40,433	35,939
Capital work-in-progress	5,400	6,149
Goodwill	323	323
Other intangible assets	7,665	8,120
Intangible assets under development	—	11
Financial assets
Investments	18,028	17,781
Trade Receivables	206	—
Loans	1,932	2,200
Other financial assets	462	479
Deferred tax assets, net	821	635
Current tax assets, net	2,892	1,491
Other non-current assets	372	613

Total Non-Current assets	78,534	73,741

Current assets
Inventories	18,097	16,996
Financial assets
Investments	12,991	32,980
Trade receivables	44,054	38,895
Cash and cash equivalents	668	2,021
Other financial assets	1,057	2,889
Other current assets	9,071	8,330

Total Current assets	85,938	102,111

TOTAL ASSETS	164,472	175,852

Particulars	As at	As at
	31.03.2017	31.03.2016
	(Audited)	(Audited)
EQUITY AND LIABILITIES
Equity
Equity share capital	829	853
Other equity	115,177	119,931

Total Equity	116,006	120,784

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	4,852	9,939
Provisions	623	665
Other Non-current liabilities	411	576

Total Non-current liabilities	5,886	11,180

Current liabilities
Financial liabilities
Borrowings	18,699	20,896
Trade payables	7,787	7,192
Other financial liabilities	11,556	12,208
Provisions	2,084	1,706
Other current liabilities	2,454	1,886

Total Current liabilities	42,580	43,888

TOTAL EQUITY AND LIABILITIES	164,472	175,852

5. Other expenditure for the quarter and year ended 31 March 2016 includes provision for doubtful debts of Rs. 3,559 million pertaining to outstanding receivable from Venezuelan subsidiary.

6. The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA.

7. On 26 September 2016, the Bombay High court dismissed the writ petition filed by the Indian Pharmaceutical Alliance in July 2014 contending the validity of certain notifications issued in July 2014 by the National Pharmaceutical Pricing Authority. Consequently, during the quarter ended 30 September 2016, an amount of Rs. 344 million was recorded as a potential liability including the interest thereon. The aforesaid amount was included under “selling expenses”. As on 31 March 2017, the carrying value of the aforesaid liability was Rs. 374 million.

8. The reduction in the income tax expense for the quarter ended 31 March 2017 is primarily due to resolution of certain tax matters pertaining to prior years.

9. The audited results have been reviewed by the Audit Committee of the Board on 11th May 2017 and approved by the Board of Directors of the Company at their meeting held on 12th May 2017.

10. The Board of Directors, at their meeting held on 12 May 2017, have recommended a final dividend of Rs. 20 per share subject to the approval of shareholders.

11. The comparative financial information of the Company for the year ended 31 March 2016 prepared in accordance with Ind AS, included in these standalone Ind AS financial results, have been audited by the predecessor auditor. The report of the predecessor auditor on the comparative financial information dated 12 May 2017 expressed an unmodified opinion. The financial information for the quarter ended 31 March 2016 represents the derived figures between the audited figures in respect of the financial year ended 31 March 2016 and the published year to date figures upto 31 December 2015, being the date of the end of the third quarter of the previous financial year, which were subjected to a limited review by the predecessor auditor.

12. The figures of the last quarter are the balancing figures between audited figures in respect of the full financial year up to 31 March 2017 and the unaudited published year to date figures up to 31 December 2016, being the date of the end of the third quarter of the financial year which were subjected to limited review.

13. The results for the quarter and year ended 31 March 2017 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 12 May 2017	Co-Chairman & Chief Executive Officer